COMMERZBANK

AKTIENGESELLSCHAFT
NEW YORK BRANCH

...201-1050
...ephone: (212) 266-7200
Telefax: (212) 266-7235

April 13, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the English version of a notice recently posted on the Commerzbank head office website regarding the sale of certain Commerzbank shares held by a officer of Commerzbank AG. This item may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Vice President

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

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COMMERZBANK

/ directors' dealings /

Directors' Dealings

Pursuant to Art. 15a of the German Securities Trading Act (WpHG), transactions effected by directors of listed companies and members of their families have to be disclosed and published. Accordingly, purchases and disposals of shares and also of financial instruments related to Commerzbank have to be reported immediately and made public for a period of one month.

Directors' Dealings:

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
12.04.2005	Sell	Frankfurt	17.88	EUR	300	5,364.00

Reporting Person:

Name	Reason	Function
Sonja Kasischke	Person performing managerial responsibilities	Member of an administrative or supervisory board

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland